SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Electronics For Imaging, Inc.

(Name of Subject Company (Issuer))

Electronics For Imaging, Inc.

(Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

286082102

(CUSIP Number of Class of Securities)

John Ritchie

Electronics For Imaging, Inc.

303 Velocity Way

Foster City, California 94404-4803

(650) 357-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

C. Brophy Christensen, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

(415) 984-8700

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On October 28, 2009, Electronics For Imaging, Inc. (“EFI” or the “Company”) announced that its Board of Directors has approved the repurchase of up to $70 million worth of shares of the Company’s common stock through the use of a “modified Dutch auction” tender offer (the “Announcement”). Neither this Schedule nor the Announcement constitutes an offer to holders of the Company’s outstanding shares of common stock to exchange those shares. The tender offer announced in this Schedule and the Announcement has not yet commenced. This Schedule and the Announcement are for informational purposes only, and are not offers to purchase or the solicitation of offers to sell any shares of EFI common stock.

The tender offer, if commenced, will be made solely by and subject to the terms and conditions set forth in the tender offer documents, including the Offer to Purchase and the Letter of Transmittal, that will be distributed to holders of EFI’s common stock and filed with the Securities and Exchange Commission (the “SEC”). Before any decision is made with respect to the tender offer, holders of EFI’s common stock are urged to read the Schedule TO, including the Offer to Purchase, the Letter of Transmittal and other related materials when they become available and any other documents filed with the SEC because they will contain important information about the tender offer.

EFI stockholders will be able to obtain the written materials described above and other documents filed by EFI with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed by EFI with the SEC by directing a written request to: Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404, Attention: Investor Relations, or such other person designated by EFI in such documents.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Press Release dated October 28, 2009 – EFI To Commence Tender Offer to Repurchase Up to $70 Million Worth of Shares Of Its Common Stock (incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on October 28, 2009).